Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

March 13, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 12, 2024, The Nasdaq Stock Market (the "Exchange") received from Kraft Heinz Foods Company and The Kraft Heinz Company (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

3.500% Senior Notes due 2029

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrants are seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]